UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Schedule 14f-1

INFORMATION STATEMENT
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 thereunder

CAPTECH FINANCIAL GROUP, INC.
(Exact Name of Registrant as Specified in it Its Charter)

Florida	59-1019723
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

10200 W. 44th Avenue, Suite 310-E
Wheat Ridge, CO 80033
(303) 432-7703
(Address and Telephone Number of Principal Executive Offices)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about July 5, 2007, by Captech Financial Group, Inc. (the “Company”, “we” or “us”), to the holders of record, as of June 29, 2007, of the shares of common stock, no par value, of the Company in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1. You are receiving this information statement in connection with the appointment of four new members to our Board of Directors that will occur upon the closing of our previously announced proposed merger as described herein, which shall be effective no earlier than the tenth day following the filing of this information statement with the Securities and Exchange Commission and the mailing of such information statement to our stockholders of record as of June 29, 2007. There can be no assurance that the merger will be consummated and if the merger is not consummated, the changes to our Board of Directors will not take place.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

On June 21, 2007, we, Boo Koo Beverages, Inc., a Texas corporation (“Boo Koo”) and Captech Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Boo Koo will merge into Merger Sub with Merger Sub as the surviving corporation (the “Surviving Corporation”) and continuing as our wholly owned subsidiary. As a result of the merger transaction, the former stockholders of Boo Koo will become the owners of approximately 98.78% of the issued and outstanding shares of our common stock as of the closing of the merger transaction. The contemplated merger transaction is sometimes referred to herein as the “Merger.”

In connection with the Merger, all of the members of our board of directors will resign from the board of directors and the following individuals will be appointed to the board of directors: Charles Jarvie, Stephen C. Johnson, Victor J. Schmerbeck and Daniel Lee. Following the merger transaction, we intend to change our name to Boo Koo Holdings, Inc. and intend to add additional independent directors, whose identities have not yet been determined.

Please read this information statement carefully. It contains certain biographical and other information concerning the directors and executive officers following the closing of the Merger. Additional information about the transactions contemplated by the Merger Agreement may be found in our Current Report on Form 8-K filed with the SEC on June 22, 2007. All of our filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or obtained on the SEC’s website at www.sec.gov.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

As of June 29, 2007, there were 1,767,021 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote.

Change in Control

There will be a change in control as a result of the Merger. As a result of the Merger, our current stockholders will own approximately 1.22% of our issued and outstanding shares after the effective time of the Merger.

Immediately prior to the Merger, we intend to effect a 1-for-5 reverse stock split of our common stock (the “Reverse Stock Split”). In addition, immediately prior to the Merger, pursuant to a stock purchase agreement by and among Boo Koo, us and John Raby, the owner of approximately 84% of our common stock immediately prior to the Merger, Boo Koo will purchase a portion of the shares of our common stock owned by Mr. Raby and Mr. Raby has agreed to forgive all amounts owed to him by us in exchange for $600,000 (the “Raby Purchase”).

After the Merger, we will operate our business through the Surviving Corporation, whose name will be changed to Boo Koo Beverages, Inc. Our business will be to develop, produce, market and distribute alternative beverage category energy drinks under the Boo Koo® brand name.

GOVERNANCE OF THE COMPANY

We do not currently have an audit committee, a compensation committee or a nominating committee. Our board of directors intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.” Additionally, our board of directors is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

We encourage shareholder communications with the Board of Directors. The Board of Directors does not believe a formal process for shareholders to send communications to the Board of Directors is necessary because all shareholder communications will be circulated to all members of the Board and the Board does not screen shareholder communications. All such communications should be directed to our Chief Financial Officer, who will circulate them to the other members of the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of June 29, 2007 by:

• each person known to be the beneficial owner of 5% or more of our outstanding common stock;

• each of our executive officers;

• each of our directors; and

• all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and is calculated based on 1,767,021 shares of our common stock outstanding as of June 29, 2007. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock indicated. For purposes of the table below, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of any shares of common stock over which he or she has or shares, directly or indirectly, voting or investment power, or of which he or she has the right to acquire beneficial ownership at any time within 60 days after June 29, 2007. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage Owned

John Raby (2)	1,488,134	84.0%
Wesley F. Whiting	0	0
Redgie Green	0	0
Charles Jarvie (3)	0	0
Daniel Y. Lee (4)	0	0
Stephen Ruffini (5)	0	0
Stephen C. Johnson (6)	0	0
Victor J. Schmerbeck (6)	0	0
Crestview Capital Master LLC (7)	0	0
Clint Carlson (8)	0	0
All executive officers and directors as a group (two persons)	0	0

* Indicates less than 1%

(1)
The address of each beneficial owner prior to the Merger is 10200 W. 44th Avenue, Suite 310-E, Wheat Ridge, CO 80033. The address of each beneficial owner after the Merger is 4951 Airport Parkway, #660, Addison, Texas 75001.

(2)
Mr. Raby has entered into a stock purchase agreement with us and Boo Koo under which Boo Koo will acquire a portion of our shares of common stock owned by Mr. Raby, such that immediately following the Merger, Mr. Raby will own 250,000 shares of our common stock or approximately 1% of the outstanding shares of common stock.

(3)	Mr. Jarvie will become our Chairman in connection with the Merger and is expected to beneficially own approximately 54,528 shares (less than 1%) of our common stock immediately following the Merger.

(4)
Mr. Lee will become our President and Chief Executive Officer in connection with the Merger and is expected to beneficially own, immediately following the Merger, approximately 1,116,276 shares of our common stock (4.3%) that will be issuable upon exercise of options that are exercisable within 60 days of June 29, 2007. Does not include 1,341,924 shares of our common stock that will be issuable upon exercise of options that are not exercisable within 60 days of June 29, 2007.

(5)
Mr. Ruffini will become our Chief Financial Officer in connection with the Merger and is expected to beneficially own, immediately following the Merger, approximately 390,420 shares of our common stock (1.5%) that will be issuable upon exercise of options that are exercisable within 60 days of June 29, 2007. Does not include 206,280 shares of our common stock that will be issuable upon exercise of options that are not exercisable within 60 days of June 29, 2007.

(6)
Each of Messrs. Johnson and Schmerbeck will become a director in connection with the Merger. Each of Mr. Johnson and Mr. Schmerbeck is expected to beneficially own, immediately following the Merger, approximately 1,828,613 (7.3%) and 1,694,700 (6.8%) shares of our common stock, respectively. Such amounts will include 1,694,700 shares of our common stock to be held by MVPS, LLC, a Texas limited liability company. Messrs. Johnson and Schmerbeck are members of MVPS and may be deemed to beneficially own the shares held by MVPS.

(7)
Crestview Capital Master, LLC (“Crestview) is expected to beneficially own, immediately following the Merger, approximately 4,802,809 shares of our common stock (19.2%). Crestview Capital Partners, LLC ("Crestview Partners") serves as the investment manager or general partner of Crestview, and as such has been granted investment discretion over investments including the common stock owned by Crestview. As a result of its role as investment manager to Crestview, Crestview Partners may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crestview. However, Crestview Partners does not (except indirectly as the general partner of Crestview) have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaims any ownership associated with such rights. Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, in their capacity as managers of Crestview Partners, have delegated authority regarding the portfolio management decisions of Crestview Partners with respect to the Common Stock owned by Crestview. None of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Flink, Hoyt and Warsh may be deemed to be the beneficial owners of Common Stock held by Crestview. However, neither of Messrs. Flink, Hoyt and Warsh has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaim beneficial ownership of such shares of Common Stock.

(8)	Clint Carlson is expected to beneficially own, immediately following the Merger, approximately 1,607,077 shares of our common stock (6.4%).

DIRECTORS AND EXECUTIVE OFFICERS

Changes in Directors and Executive Officers

As part of the Merger, our two existing directors, Wesley F. Whiting and Redgie Green, will resign from their positions as our directors, and Boo Koo’s four existing directors, Charles Jarvie, Stephen C. Johnson, Victor J. Schmerbeck and Daniel Lee will serve as our directors. Also as part of the Merger, (i) Mr. Whiting will resign from his positions as our President, Chief Executive Officer and Acting Chief Financial Officer; (ii) Daniel Lee, Boo Koo’s Chief Executive Officer, will serve as our President and Chief Executive Officer; and (iii) Stephen Ruffini, Boo Koo’s Chief Financial Officer, will serve as our Chief Financial Officer.

Directors and Executive Officers Pre-Merger

The following table sets forth information regarding our current officers and directors prior to the effective time of the Merger. The directors hold office until the next annual meeting of the shareholders and until their successors have been duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name	Age	Position
Wesley F. Whiting	73	President and Director
Redgie Green	53	Secretary/Treasurer and Director

Wesley F. Whiting, President and Director. Mr. Whiting was President, director, and Secretary of Berge Exploration, Inc. (1978-88) and President, Vice President, and director of NELX, Inc. (1994-1998), and was Vice President and director of Intermountain Methane Corporation (1998-1991), and President of Westwind Production, Inc. (1997-1998). He was a director of Kimbell deCar Corporation from 1998 until 2000 and he has been President and a director of Dynadapt System, Inc. since 1998.He was a Director of Colorado Gold & Silver, Inc. from 1999 to 2000. He was President and director of Business Exchange Holding Corp. from 2000 to 2002 and Acquisition Lending, Inc. (2000-2002). He was a director and Vice President of Utilitec, Inc., 1999 to 2002, and has been Vice President and director of Agro Science, Inc. since 2001. He was President and director of Premium Enterprises, Inc. from October 2002 to December 31, 2002. He is Vice President and director of Evergreen Associates, Inc. and Resource Science, Inc. He was appointed Director and Secretary of BSA SatelLINK, Inc. in 2002. He was President and Director of Fayber Group, Inc. from 2003 to 2005, when he resigned. He has also been Director of Life USA, Inc. since 2003. He served as a director of Baymark Technologies, Inc. from 2005 to 2006. He is a director of Cavion Technologies, Inc. (2006) and Aspeon, Inc. (2006).

Redgie Green, Secretary, Treasurer, and Director. Mr. Green has been Secretary and Director of Dynadapt System, Inc. since 1998. Mr. Green has been co-owner and operator of Green’s B&R Enterprises, a wholesale donut baker, since 1983. He has been an active investor in small capital and high-tech adventures since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000. He was a director for Houston Operating Company in late 2004 until December 2004. He recently served as a director for Mountains West Exploration, Inc. in 2005. He is a Director of Cavion Technologies, Inc. (2006) and Aspeon, Inc. (2006) He served as a director of Baymark Technologies, Inc. 2005-2006.

Director Terms of Office

The directors hold office until the next annual meeting of the shareholders and until their successors have been duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Director Compensation

We do not currently pay any cash fees to its directors, nor do we pay directors’ expenses in attending board meetings.

We have agreed to pay Charles Jarvie an annual fee of $100,000, payable in equal monthly installments, for service as our Chairman of the Board. We expect to establish compensation arrangements for our directors shortly after the consummation of the Merger.

Meetings and Committees of the Board of Directors

We had one meeting during our fiscal year ended December 31, 2006. We do not have any independent directors and therefore do not have an audit committee. Our directors are performing the functions of the audit committee.

Directors and Executive Officers Post-Merger

Upon consummation of the Merger, the following persons will be our executive officers and directors, and hold the offices set forth opposite their names:

Name	Age	Position
Charles Jarvie	70	Chairman of the Board
Daniel Lee	43	Chief Executive Officer and Director
Stephen Ruffini	48	Chief Financial Officer
Stephen C. Johnson	61	Director
Victor J. Schmerbeck	37	Director

Charles Jarvie  will begin to serve as our Chairman of the Board and a director of our company upon consummation of the Merger. Mr. Jarvie has held the same position with Boo Koo since July, 2006. Mr. Jarvie has been a Partner of Beta Capital Group LLC, an investment group, since 2001 and a Managing Partner of Procter Partners, Inc., an investment group, since 1990. From 1980 until 1992, Mr. Jarvie held various senior management positions for New Era Beverage Company, a product company, Schenley Industries, Inc., a spirits company, Fidelity Investments Marketing Corp., a money management company and Dr. Pepper Company, a soft drink company. From 1959 until 1979, Mr. Jarvie served in several capacities for The Procter & Gamble Company, a consumer goods products company, with his last position as Group Vice President, Food and Coffee Products. Mr. Jarvie serves on the board of directors for numerous private companies as well as various charitable organizations.

Daniel Y. Lee will begin to serve as our Chief Executive Officer upon consummation of the Merger. Since July 2006, Mr. Lee has served as President and Chief Executive Officer of Boo Koo. Mr. Lee also serves a member of the board of directors of Boo Koo. From 2003 until July 2006, Mr. Lee served as the Vice President of Hydration Business Development of The Coca-Cola Co., a soft drink company, and from 1999 to 2003, Mr. Lee served as Director of Sales and Marketing of Coca-Cola Enterprises, an affiliate of The Coca-Cola Co. From 1994 until 1999, Mr. Lee held various positions with The Coca-Cola Co. and Coca-Cola Enterprises. Mr. Lee has a B.S. from Georgia Institute of Technology and an M.B.A. from Georgia State University.

Stephen Ruffini will begin to serve as our Chief Financial Officer upon consummation of the Merger. Since August 2006, Mr. Ruffini has served as the Chief Financial Officer of Boo Koo. From 2001 until October 2005, Mr. Ruffini served as the Chief Financial Officer of Hit Entertainment, plc a publicly traded (FTSE-250) UK-company. Hit Entertainment is a preeminent young children’s entertainment company owning such brands as Barney the Dinosaur, Bob the Builder and Thomas the Tank Engine. From 1993-2001, Mr. Ruffini served as the Chief Financial Officer and Treasurer of Lyrick Corporation and RCL Enterprises, Inc. privately-held companies based in Allen, TX owning both entertainment properties, as well as commercial printing and publishing operations. From 1984 to 1993, Mr. Ruffini was a Senior Tax Manager at Arthur Andersen & Co. Mr. Ruffin has an MBA from the University of Texas at Austin and a BBA from Southern Methodist University. Mr. Ruffini is a Certified Public Accountant (CPA).

Stephen C. Johnson will begin to serve as a director of our company upon the consummation of the Merger. Mr. Johnson has served as a director of Boo Koo since 2006. Mr. Johnson is a partner with Aspen Advisors, LP, an investment banking firm located in Dallas, TX. Mr. Johnson has been involved in investment banking and private equity for the past five years, both as a principal and as an advisor. Prior to joining Aspen Advisors, Mr. Johnson was a partner for 14 years with Gibson, Dunn & Crutcher, a national law firm with more than 850 lawyers worldwide. During Mr. Johnson's tenure with Gibson Dunn he specialized in advising businesses on a wide variety of legal issues including mergers and acquisitions, public offerings, private placements, joint ventures, going private transactions, restructurings and other financings and transactions. Mr. Johnson's experience includes transactions and general counseling in the health-care, consumer products, financial services, sports, and real estate. Mr. Johnson was managing partner of the Gibson Dunn's Dallas office and served on a number of the firm's committees. Mr. Johnson graduated from the University of Nebraska with a B.A., majoring in economics and a J.D, with distinction. Mr. Johnson was an Editor of the Nebraska Law Review and a member of the Order of the Coif.

Victor J. Schmerbeck will begin to serve as a director of our company upon the consummation of the Merger. Mr. Schmerbeck has served as a director of Boo Koo since 2006. Mr. Schmerbeck currently serves as a Managing Director of Aspen Advisors, LP, an investment and merchant banking firm. Prior to co-founding Aspen Advisors in 2000, he served as Senior Vice President and Director of the Corporate Finance group at First Southwest Company from 1993-2000. Mr. Schmerbeck’s corporate and merchant banking experience includes buy and sell side merger and acquisition advisory, public offerings of equity securities, private placements, recapitalizations and restructurings. This experience includes transactions totaling over $1.5 billion in industries such as broadcast/media, financial services, healthcare, manufacturing, retail, technology and telecommunications. Mr. Schmerbeck’s merchant banking activities have involved the analysis of principal investment opportunities and the ongoing monitoring of portfolio companies. He has also assisted in structuring a variety of transactions relating to the origination and distribution of mortgage backed and other securitized investment instruments. Prior to First Southwest Company, Mr. Schmerbeck worked as an Analyst with EG&G, Inc. He serves on the board of directors for numerous private companies as well as various charitable organizations. Mr. Schmerbeck graduated with a B.B.A. in Finance and Real Estate from Southern Methodist University and is a Registered Representative and Principal of the National Association of Securities Dealers.

Family Relationships

There are no family relationships among the individuals comprising our board of directors, management and other key personnel.

Board Committees

Our board of directors intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.” Additionally, our board of directors is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Code of Ethics

We have not formally adopted a written code of ethics that applies to our principal executive officer, principal financial officer, or persons performing similar functions. Based on our small size and limited financial and human resources, we have not adopted a written code of ethics. We intend to formalize and adopt a written code of ethics in connection with the Merger.

EXECUTIVE COMPENSATION

As part of the Merger, our two existing directors, Wesley F. Whiting and Redgie Green, will resign from their positions as our directors, and Boo Koo’s four existing directors, Charles Jarvie, Stephen C. Johnson, Victor J. Schmerbeck and Daniel Lee will serve as our directors. Also as part of the Merger, (i) Mr. Whiting will resign from his positions as our President, Chief Executive Officer and Acting Chief Financial Officer; (ii) Daniel Lee, Boo Koo’s Chief Executive Officer, will serve as our President and Chief Executive Officer; and (iii) Stephen Ruffini, Boo Koo’s Chief Financial Officer, will serve as our Chief Financial Officer.

Compensation of Executive Officers - Pre Merger

The following table sets forth concerning the compensation paid by us to the President and any other executive officer whose total annual salary and bonus exceeded $100,000 during the fiscal years ended December 31, 2006 and 2005:

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)		Option Awards ($)		Non-equity Incentive Plan Compensation ($)		Nonqualified Deferred compensation earnings ($)		All Other Compensation ($)

Wesley F. Whiting (1)	2006 2005	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-
J. Edward Houston(2)	2006 2005	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-

(1) Mr. Whiting was appointed our President in April 2006.

(2) Mr. Houston resigned as our President in April 2006.

Outstanding Equity Awards at Fiscal Year-End

There were no individual grants of stock options to purchase our common stock made to the named executive officers in the Summary Compensation Table during the fiscal year ended December 31, 2006 and the subsequent period up to the date of the filing of this information statement.

Compensation of Executive Officers - Post Merger

Unless otherwise indicated or the context otherwise requires, the executive compensation data provided below with respect to the fiscal year ended December 31, 2006 represents compensation provided by Boo Koo to Daniel Lee, who will be our President and Chief Executive Officer after the Merger, and Steve Ruffini, who will be our Chief Financial Officer after the Merger.

Summary Compensation Table

The following table sets forth information concerning the compensation paid by Boo Koo during the fiscal years ended December 31, 2006 to Boo Koo’s chief executive officer and Boo Koo’s other executive officers whose salary and bonus for the year exceeded $100,000 and who served as an executive officer of Boo Koo as of December 31, 2006 (each, a “Named Executive Officer”).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Total Compensation ($)

Daniel Lee President and Chief Executive Officer(2)	2006	143,751	127,896	271,647

Steve Ruffini Chief Financial Officer(3)	2006	76,538	57,883	134,421

(1) Represents the expense to Boo Koo pursuant to FAS 123(R) for the respective year for restricted stock or stock options granted as long-term incentives pursuant to 2007 Option Plan.

(2) Mr. Lee has served as Boo Koo’s Chief Executive Officer since July 5, 2006.

(3) Mr. Ruffini has served as Boo Koo’s Chief Financial Officer since August 14, 2006.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding exercisable and unexercisable option and stock awards held by the Named Executive Officers as of December 31, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

Daniel Lee (1)	191,703	1,533,628	0.92	8/28/16

Steven Ruffini (2)	86,760	347,040	0.92	8/28/16

(1) The table reflects options to purchase shares of our common stock that Mr. Lee would have held as of December 31, 2006 if the Merger had been consummated on or before such date.

(2) The table reflects options to purchase shares of our common stock that Mr. Ruffini would have held as of December 31, 2006 if the Merger had been consummated on or before such date.

Compensation of Directors

We have agreed to pay Charles Jarvie an annual fee of $100,000, payable in equal monthly installments, for each year of service as our Chairman of the Board. Except for Mr. Jarvie’s annual fee, there are presently no arrangements providing for payments to directors for director or consulting services. We expect to establish these arrangements shortly after the consummation of the Merger.

Executive Employment Contracts

We do not have any written employment agreements with Wesley Whiting. Provided below is information concerning the employment arrangements that Boo Koo has with Daniel Y. Lee and Stephen Ruffini and under which Messrs. Lee and Ruffini will serve as our President and Chief Executive Officer and Chief Financial Officer, respectively, upon consummation of the Merger.

As of January 31, 2007, Boo Koo entered into a Second Amended and Restated Employment Agreement with Daniel Y. Lee to secure his continued service as President and Chief Executive Officer of Boo Koo and an Amended and Restated Employment Agreement with Stephen Ruffini to secure his continued service as Chief Financial Officer of Boo Koo. Mr. Lee's employment agreement provides for a base salary of $300,000, the grant of an option to purchase 233,940 shares of Boo Koo's common stock, a performance bonus, the grant of an option to purchase 106,060 shares of Boo Koo's common stock with performance-based vesting, and participation on generally applicable terms and conditions in other compensation and fringe benefit plans. Mr. Ruffini's employment agreement provides for a base salary of $200,000, the grant of options to purchase up to an aggregate of 90,000 shares of Boo Koo's common stock, a performance bonus, and participation on generally applicable terms and conditions in other compensation and fringe benefit plans. Each agreement will continue until terminated by the executive or Boo Koo.

The terms of the employment agreements provide that if the executive is terminated without "cause" or if he resigns for "good reason," he shall be entitled to severance benefits in the amount of the executive's base salary for a period of 18 months following the date of termination and payment of any annual bonus that would otherwise be due for the fiscal year of termination, prorated to the number of days in the fiscal year for which executive was employed. Upon termination due to death or disability, the executive will be entitled to any annual bonus that would otherwise be due for the fiscal year of termination, prorated to the number of days the executive was actively employed and providing services for the company.

The term "good reason" means the voluntary termination of employment by executive within 60 days after the occurrence of, among other things, a “change of control” (as such term is defined in the employment agreements).

During the term of the employment agreements and for a period of two years thereafter, subject to applicable law, the executives will be subject to restrictions on competition with Boo Koo. During the term of the employment agreements and for a period of two years thereafter, with respect to Mr. Lee, and one year thereafter for Mr. Ruffini, the executives will be subject to restrictions on the solicitation of our employees, customers and clients.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended December 31, 2006, we did not have a compensation committee or another committee of our board of directors performing equivalent functions. Instead, the entire board of directors performed the function of a compensation committee. As a member of our board of directors, David Lennox, our sole executive officer prior to the Merger, participated in deliberations of the board of directors; however, there were no deliberations relating to executive officer compensation during the fiscal year ended December 31, 2006. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the board of directors or compensation committee.

2007 Equity Incentive Plan

General

We intend to adopt the 2007 Equity Incentive Plan (the “Plan”). The general purpose of the Plan will be to provide an incentive to our officers, employees, directors and consultants, by enabling them to share in the future growth of our business. The Plan will permit the grant of stock options and restricted stock awards.

Description of the Plan

Administration. The Plan will be administered by the Compensation Committee of the board of directors, but if there is no Compensation Committee constituted, then the Plan will be administered by the board of directors. For purposes of this description, the body charged with administration of the Plan is referred to as the Committee. The Committee may grant options to purchase shares of our common stock, as well as restricted shares of our common stock. The Committee also has authority to determine the terms and conditions of each option or other kind of equity award and adopt, amend and rescind rules and regulations for the administration of the Plan. No options or awards may be made under the Plan after August 28, 2016, but the Plan will continue thereafter while previously granted options or awards remain subject to the Plan.

Eligibility. Our officers, employees, directors and consultants and our affiliates will be eligible to receive options or restricted stock awards under the Plan. However, only officers and employees are will be eligible to receive grants of stock options that are “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), as discussed further below.

Shares Subject to the Plan. Subject to adjustments set forth in the Plan, 4,197,500 shares of common stock will be available for issuance in connection with options and awards granted under the Plan, subject to customary adjustments for stock splits, stock dividends or similar transactions. If any option granted under the Plan terminates without having been exercised in full or if any award is forfeited, the number of shares of common stock as to which such option or award was forfeited will be available for future grants under the Plan. The maximum number of shares of common stock that may be subject to options and/or restricted stock awards granted under the Plan to any one person in any calendar year will be 2,920,000.

Terms and Conditions of Options. Options granted under the Plan may be either “incentive stock options” that are intended to meet the requirements of Section 422 of the Code or “non-qualified” stock options that do not meet the requirements of Section 422 of the Code. The exercise price of options granted under the Plan will not be less than the fair market value per share of Common Stock on the date of grant. However, the exercise price of incentive stock options granted to a stockholder owning 10% or more of our outstanding common stock must be 110% of fair market value on the date of grant. No option may be exercisable for more than ten years (five years in the case of an incentive option granted to a ten-percent or more stockholder) from the date of grant. Options granted under the Plan will be exercisable at such time or times as the Committee prescribes at the time of grant.

Generally, the option price may be paid in cash or by check, or if permitted by the Committee, by delivery of shares of our common stock having a fair market value equal to the purchase price that have been owned by the optionee for at least six months at the time of exercise, or a cashless exercise or “same day sale” arrangement, or by a combination of such methods.

The Committee is authorized to establish the exercise period, if any, of options following an optionee’s termination of employment or service with us and our affiliates.

No option may be transferred other than by will or by the laws of descent and distribution, and during a recipient’s lifetime an option may be exercised only by the recipient.

Terms and Conditions of Restricted Stock Awards. Restricted stock awards granted under the Plan will provide for grants of shares of our common stock that are subject to restrictions on transfer and are generally forfeitable to the extent that the recipient terminates service with us and our affiliates prior to the time that the restrictions lapse or the vesting requirements are attained. Restrictions are determined by the Committee and may be based on the passage of time, the attainment of one or more performance goals or any other conditions or events that the Committee deems appropriate. Unless otherwise determined by the Committee, the recipient of a restricted stock award will not be required to make any payment for shares of our common stock issued in connection with a restricted stock award. Holders of restricted shares will have the right to vote such shares and to receive any cash dividends with respect thereto during the restriction period. Any stock dividends will generally be subject to the same restrictions as the underlying shares of restricted stock.

Effect of Change in Control. Unless otherwise determined by the Committee at the time an option or restricted stock award is granted, or otherwise provided by a grantee’s employment agreement, if a “Change in Control” occurs, each outstanding option will become vested and exercisable and the restrictions with respect to all outstanding restricted stock awards will lapse. If an optionee does not exercise his or her options within 30 days following the Change in Control (or the expiration of the term of the option if earlier), those options will be forfeited.

A “Change in Control” will occur if (i) a person or entity or group of persons and/or entities acting in concert become the direct or indirect owner(s) of securities of the company representing 50% or more of the combined voting power of our then outstanding securities, (ii) a change in the composition of our board of directors whereby persons who on the effective date of the Plan (and their nominees) fail to constitute a majority of the board, (iii) a consolidation or merger of the company occurs as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by persons who were owners of our voting securities immediately before the merger or consolidation, (iv) the sale or transfer of substantially all of our assets to any entity that is not an affiliate of our, or (v) the complete liquidation or dissolution of the company.

Amendments, Termination. Our board of directors may at any time amend or terminate the Plan. However, any amendment of the Plan will not be effected without stockholder approval if and to the extent required by law or the requirements of an applicable securities exchange.

Federal Income Consequences

Following is a summary of the federal income tax consequences of option and restricted stock award grants under the Plan. Recipients of options and/or restricted stock awards granted under the Plan are advised to consult their personal tax advisors with respect to the exercise of an option or the receipt of a restricted stock award. In addition, the following summary is based upon an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change and does not address state, local or other tax laws.

Treatment of Options

The Code treats incentive stock options and non-qualified stock options differently. However, as to both types of options, no income will be recognized to the optionee at the time of the grant of the options under the Plan, nor will we be entitled to a tax deduction at that time.

Generally, upon exercise of a non-qualified stock option, an optionee will recognize ordinary income tax on the excess of the fair market value of the stock on the exercise date over the option price. We will be entitled to a tax deduction in an amount equal to the ordinary income recognized by the optionee in the fiscal year which includes the end of the optionee’s taxable year. We will be required to satisfy applicable withholding requirements in order to be entitled to a tax deduction. In general, if an optionee, in exercising a non-qualified stock option, tenders shares of common stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of an incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the incentive stock option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the incentive stock option.

For incentive stock options, there is no taxable income to an optionee at the time of exercise. However, the excess of the fair market value of the stock on the date of exercise over the exercise price will be taken into account in determining whether the “alternative minimum tax” will apply for the year of exercise. If the shares acquired upon exercise are held until at least two years form the date of grant and more than one year from the date of exercise, any gain or loss upon the sale of such shares, if held as capital assets, will be long-term capital gain or loss (measured by the difference between the sales price of the stock and the exercise price). Under current federal income tax law, a long-term capital gain will be taxed at a rate which is less than the maximum rate of tax on ordinary income. If the two-year and one year holding period requirements are not met (a “disqualifying disposition”), an optionee will recognize ordinary income in the year of disposition in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise minus the exercise price or (ii) the amount realized on disposition minus the exercise price. The remainder of the gain will be treated as long-term capital gain, depending upon whether the stock has been held for more than a year. If an optionee makes a disqualifying disposition, the Company will be entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee.

In general, if an optionee, in exercising an incentive stock option, tenders shares of our common stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of another incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the other option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the other option.

As noted above, the exercise of an incentive stock option could subject an optionee to the alternative minimum tax. The application of the alternative minimum tax to any particular optionee depends upon the particular facts and circumstances which exist with respect to the optionee in the year of exercise. However, as a general rule, the amount by which the fair market value of our common stock on the date of exercise of an option exceeds the exercise price of the option will constitute an item of “adjustment” for purposes of determining the alternative minimum taxable income on which the alternative tax may be imposed. As such, this item will enter into the tax base on which the alternative minimum tax is computed, and may therefore cause the alternative minimum tax to become applicable in any given year.

Treatment of Restricted Stock Awards

Generally, absent an election to be taxed currently under Section 83(b) of the Code (a "Section 83(b) Election"), there will be no federal income tax consequences to either the recipient or us upon the grant of a restricted stock award. At the expiration of the restriction period and the satisfaction of any other restrictions applicable to the restricted shares, the recipient will recognize ordinary income and we generally will be entitled to a corresponding deduction equal to the fair market value of the common stock at that time. If a Section 83(b) Election is made within 30 days after the date the restricted stock award is granted, the recipient will recognize an amount of ordinary income at the time of the receipt of the restricted shares, and we generally will be entitled to a corresponding deduction, equal to the fair market value (determined without regard to applicable restrictions) of the shares at such time. If a Section 83(b) Election is made, no additional income will be recognized by the recipient upon the lapse of restrictions on the shares (and prior to the sale of such shares), but, if the shares are subsequently forfeited, the recipient may not deduct the income that was recognized pursuant to the Section 83(b) Election at the time of the receipt of the shares.

Potential Limitation on Company Deductions

Code Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain “covered employees” in a taxable year to the extent that compensation exceeds $1 million for a covered employee. Certain kinds of compensation, including qualified “performance-based compensation,” are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Code Section 162(m), compensation attributable to stock options will qualify as performance-based compensation, provided that: (i) the stock award plan contains a per-employee limitation on the number of shares for which stock options may be granted during a specified period; (ii) the per-employee limitation is approved by the stockholders; (iii) the award is granted by a compensation committee comprised solely of “outside directors”; and (iv) the exercise price of the award is no less than the fair market value of the stock on the date of grant.

As and when appropriate, we will require each recipient of an option or other award under the Plan to pay any federal, state or local taxes required by law to be withheld.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

There are no material relationships between us and our current directors and executive officers other than the transactions and relationships described below.

Recapitalization and Stock Purchases

On March 23, 2006, Boo Koo and Aspen Advisors, LP (“Aspen Advisors”), a Texas limited partnership and an affiliate of BK Beverages, LLC (the “BK Beverages”), a Texas limited liability company and Boo Koo’s largest shareholder immediately prior to the Merger, entered into a financial consulting agreement (the “FCA”) pursuant to which Aspen Advisors agreed to assist in arranging the sale of shares of common stock of Boo Koo for up to $12,500,000 (the “Recapitalization”), and thereafter assist Boo Koo in connection with the Merger. Pursuant to the FCA, Aspen Advisors also agreed to assist Boo Koo with financings after the closing of the Recapitalization. In consideration of the foregoing services, Boo Koo paid Aspen Advisors a fee of $600,000 in cash at the closing of the Recapitalization, and agreed to (a) pay Aspen Advisors a fee equal to 5% of the gross proceeds of any financings subsequent to the closing of Recapitalization and (b) reimburse Aspen Advisors for its direct, reasonable expenses in performing services under the FCA. In addition, in consideration of the consulting services provided in connection with Merger, Boo Koo issued to an affiliate of Aspen Advisors, MVPS, LLC, a Texas limited liability company (“MVPS”), a warrant to purchase up to 3% of the outstanding shares of common stock of Boo Koo at an exercise price of $0.01 per share, which warrant will be exercised into Boo Koo common stock immediately prior to the Merger and the holder will receive 750,000 shares of our common stock pursuant to the terms of the Merger.

On May 2, 2006, Boo Koo issued to JohnsTown, LLC (“JTLLC”), a Texas limited liability company and an affiliate of Aspen Advisors, (i) an unsecured convertible promissory note in the principal amount of $400,000, bearing interest at a rate of 10% per annum payable in cash, and (ii) a warrant to purchase up to 2% of the outstanding shares of common stock of Boo Koo on a fully diluted basis as of the date of purchase at an exercise price of $0.01 per share. On June 1, 2006, Boo Koo issued to JTLLC, (i) an unsecured convertible promissory note in the principal amount of $200,000, bearing interest at a rate of 10% per annum payable in cash, and (ii) a warrant to purchase up to 2% of the outstanding shares of common stock of Boo Koo on a fully diluted basis as of the date of purchase at an exercise price of $0.01 per share. At the closing of the Recapitalization on July 5, 2006, JTLLC converted the unsecured convertible promissory notes into an aggregate of 60,000 shares of Boo Koo common stock and exercised the warrants to purchase an aggregate of 1,086 shares of common stock of Boo Koo. The shares of common stock of Boo Koo shall convert into shares of our common stock pursuant to the terms of the Merger.

In connection with the closing of the Recapitalization, Boo Koo issued to BK Beverages 665,000 shares of common stock of Boo Koo in exchange for $6,650,000 in cash pursuant to the terms of an amended and restated stock purchase agreement (the “Stock Purchase Agreement”), dated as of July 5, 2006, among Boo Koo, BK Beverages, the former Chairman and Chief Executive officer of Boo Koo, the former Chief Operating Officer of Boo Koo, Dallas Financial Solutions, Inc., a Texas corporation and affiliate of the former Chairman and Chief Executive Officer (“DFS”), BKB Partners, L.P., a Texas limited partnership an affiliate of the former Chief Operating Officer (“BKB” and together with the other parties, the “Majority Stockholders”). At such time, BK Beverages also purchased an aggregate of 500,000 shares of common stock of Boo Koo from the Majority Stockholders in exchange for $5,000,000 in cash pursuant to the terms of a stock purchase agreement, dated as of July 5, 2006, among BK Beverages and the Majority Stockholders.

As part of the Recapitalization, the former Chairman and Chief Executive Officer, the former Chief Operating Officer and another consultant of Boo Koo entered into consulting and non-compete agreements with Boo Koo (collectively, the “Consulting Agreements”) pursuant to which they were to be paid monthly consulting fees of $32,500, $10,000 and $7,500, respectively. The former Chairman and Chief Executive Officer’s consulting agreement was to terminate on the six month anniversary thereof and the other two consulting agreements were to terminate on the twelve month anniversary. The non-compete agreements were to terminate upon the later to occur of three years or twelve months after termination of the respective consulting agreement. In October, 2006, the Consulting Agreements were terminated pursuant to the Settlement Agreement (hereinafter defined). As of the termination of the Consulting Agreements, Boo Koo had paid consulting fees in an aggregate amount of $32,500, $10,000 and $7,500, respectively.

On August 30, 2006, Boo Koo issued to BK Beverages an unsecured convertible promissory note in the principal amount of $875,000 (with accrued and unpaid interest being added to the principal of such note quarterly), with a stated maturity date of August 30, 2008 (the “First BK Note”). The First BK Note converted at $10.00 into Boo Koo shares, which will be converted into shares of our common stock pursuant to the terms of the Merger.

Subsequent to the closing of the Recapitalization, disputes arose among Boo Koo, the Major Stockholders and BK Beverages, regarding certain alleged breaches of the Stock Purchase Agreement and the Selling Stockholders SPA and certain uses by the Major Stockholders of Boo Koo funds prior to the closing of the Recapitalization. On October 17, 2006, BK Beverages, Boo Koo, the Major Stockholders and certain other consultants, vendors and other parties entered into a settlement agreement (the “Settlement Agreement”) pursuant to which (i) the Holdback Amount was disbursed by BK Beverages to Boo Koo ($550,000 in settlement of the dispute concerning the use of Boo Koo funds by the Majority Stockholders and prior management and $450,000 as a loan to meet Boo Koo’s working capital needs) and (ii) Dower transferred 175,000 shares of common stock of Boo Koo to BK Beverages. In connection with the receipt of the $450,000 portion of the Holdback Amount and an additional loan of $125,000 from BK Beverages to Boo Koo, Boo Koo issued an unsecured subordinated convertible promissory note, dated as of October 5, 2006, in the original principal amount of $575,000, (with accrued and unpaid interest being added to the principal of such note quarterly), with a stated maturity date of August 30, 2008 (the “Second BK Note”). The Second BK Note converted at $10.00 into Boo Koo shares, which will be converted into shares of our common stock pursuant to the terms of the Merger.

In consideration for the loans evidenced by the First BK Note and the Second BK Note, Boo Koo issued to BK Beverages a warrant to purchase 525,000 shares of common stock of Boo Koo at an exercise price of $0.01 per share. BK Beverages acquired an aggregate of 525,000 shares of common stock of Boo Koo upon exercise of such warrant. Such shares will be converted into shares of our common stock pursuant to the terms of the Merger.

Pursuant to the FCA, Aspen BD was entitled to a fee for services provided in connection with issuance by Boo Koo of the First BK Note and the Second BK Note. In lieu of a cash fee, at Aspen BD’s request, Boo Koo issued to MVPS (i) a warrant to purchase 18,850 shares of Boo Koo common stock, with an exercise price of $0.01 per share and (ii) an unsecured subordinated convertible promissory note, dated October 5, 2006, in the original principal amount of $72,500 (with accrued and unpaid interest being added to the principal of such note quarterly), with a stated maturity date of August 30, 2008 (the “MVPS Note”). MVPS acquired an aggregate of 7,850 shares of common stock of Boo Koo upon exercise of the warrant and conversion of the MVPS Note, all of which shares will be converted into shares of our common stock pursuant to the terms of the Merger.

Convertible Note and Warrant Issuances

In January 2007, Boo Koo issued Steven B. Solomon (“Solomon”) and Crestview Capital Master, LLC, a Delaware limited liability company (“Crestview”), unsecured subordinated promissory notes in the principal amount of $1,250,000 and $250,000, respectively, bearing interest at the rate of 18% per annum, with a stated maturity date of January 16, 2008 and January 11, 2008, respectively (each, a “Bridge Note”). In connection therewith, Boo Koo issued to Solomon and Crestview, warrants to purchase 142,999 and 28,600 shares of Boo Koo common stock, respectively, at an exercise price of $0.01 per share and an expiration date of January 16, 2010 and January 11, 2010, respectively. In February 2007, Boo Koo issued Crestview and a third party an unsecured subordinated promissory note in the principal amount of $375,000 and $125,000, respectively, bearing interest at the rate of 18% per annum, with a stated maturity date of February 21, 2008 and February 26, 2008, respectively. In connection therewith, Boo Koo issued warrants to purchase 42,900 and 14,300 shares of Boo Koo common stock, to the lenders at an exercise price of $0.01 per share and an expiration date of February 23, 2010. An affiliate of Crestview is the largest owner of membership interests in BK Beverages. All of these securities will be converted into shares of Boo Koo common stock pursuant to the terms of the Merger.

Consulting Arrangement

We have agreed to pay Charles Jarvie an annual fee of $100,000, payable in equal monthly installments, for service as our Chairman of the Board. In addition, Mr. Jarvie received 5,000 shares of Boo Koo common stock in 2006 which vested in 2007 for services rendered as the Chairman of Boo Koo. These shares will be converted into shares of our common stock pursuant to the terms of the Merger.

Securities Transactions with Boo Koo

Immediately prior to the Merger and pursuant to a stock purchase agreement among us, Boo Koo and John Raby, our then-largest stockholder, Boo Koo will purchase an aggregate of 47,627 shares of our common stock. In exchange for such shares, Boo Koo will pay Mr. Raby $600,000 in cash. Under the agreement, Mr. Raby made customary representations and warranties about us, including among others, representations and warranties related to our capitalization, compliance with laws, litigation, liabilities, financial statements, taxes and that we had no current operations. In addition, Mr. Raby agreed to indemnify us for any breach of representations, warranties and covenants.

Review, Approval and Ratification of Related Party Transactions

Given Boo Koo’s small size and limited financial resources, Boo Koo had not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with its executive officers, directors and significant stockholders. In connection with the Merger, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of the American Stock Exchange LLC, or the AMEX. The board of directors also will consult with counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of audit committee members. The AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

Currently we do not satisfy the “independent director” requirements of the American Stock Exchange, which requires that a majority of a company’s directors be independent. We intend to appoint additional members, each of whom will satisfy such independence requirements following the Merger.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities (who are referred to as "Reporting Persons"), to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us, all reports under Section 16(a) required to be filed by its officers and directors and greater than ten-percent (10%) beneficial owners were timely filed as of the date of this filing.

SIGNATURES

In accordance Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPTECH FINANCIAL GROUP, INC.

By:	/s/ Wesley F. Whiting
Name: Wesley F. Whiting
Title: President